May 2, 2025

Todd B. Parriott
Chief Executive Officer
Connect Invest III LLC
6700 Via Austi Parkway, Suite E
Las Vegas, NV 89119

        Re: Connect Invest III LLC
            Offering Statement on Form 1-A
            Filed April 16, 2025
            File No. 024-12602
Dear Todd B. Parriott:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2025 letter.

Offering Statement on Form 1-A
Cover Page

1. We note your response to prior comment 1, and that you are offering two distinct classes of securities. As previously stated, please specifically state the amount you are offering of each of the Class A-1 and Class A-2 notes.
Exhibits

2.     We refer to the Exhibit A-1 to the Note Purchase Agreement filed as
Exhibit 3.2, and
       note that it states the Class A-2 note will automatically roll over unless the holder elects to receive repayment of the principal and any accrued and unpaid interest. We also note that your disclosure on page 3 states that the Class A-2 notes will automatically roll over unless the holder notifies you pursuant to a written or electronic communication delivered at least 10 calendar days prior to the applicable maturity date. Please revise your Note Purchase Agreement to be consistent with your
 May 2, 2025
Page 2

       disclosures regarding this requirement, or advise.
General

3. Please publicly file your Draft Offering Statement in accordance with Rule 252(d) of
       Regulation A.
4. We refer to the Class A-2 Notes, which you state will automatically roll over, and your revised disclosure that the notes will automatically roll over unless the holder notifies you at least 10 calendar days prior to the applicable maturity date that such holder elects to receive repayment. Please revise your disclosures as appropriate to explain that with respect to automatic rollovers, you have the obligation to ensure that a non-accredited target investor is within the 10% investment limit set forth in Rule
       251(d)(2)(i)(C). To the extent there may be any risks that you face from failures in these processes, consider whether any additional disclosure, including risk disclosure, may be appropriate.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Kenneth Betts, Esq.